Exhibit 99.3

LEISHEN ENERGY HOLDING CO., LTD.

(the “Company”)

P R O X Y

I/We ___ of _________, the holder of ________________ Class A ordinary shares and ________________ Class B ordinary shares1 in the Company, hereby appoint the Chairperson of the Annual General Meeting2 or ______________________ of _________________________ as my/our proxy to vote on my/our behalf in respect of all matters and resolutions to be submitted for consideration and approval at the Annual General Meeting of the Company to be held on January 29, 2026, and at any adjournment thereof, and in the event of a poll, to vote for me/us as indicated below, or if no such indication is given, as my/our proxy thinks fit3

No.	PROPOSALS	FOR	AGAINST	ABSTAIN

1.	As an ordinary resolution, to re-appoint Hongqi Li as a director of the Company to serve on the Company’s board of directors (the “Board”) until their office is otherwise vacated or they are removed by ordinary resolution.	☐	☐	☐

	As an ordinary resolution, to re-appoint Hongliang Li as a director of the Company to serve on the Board until their office is otherwise vacated or they are removed by ordinary resolution.	☐	☐	☐

	As an ordinary resolution, to re-appoint Lufeng Cheng as a director of the Company to serve on the Board until their office is otherwise vacated or they are removed by ordinary resolution.	☐	☐	☐

	As an ordinary resolution, to re-appoint Jingping Sun as a director of the Company to serve on the Board until their office is otherwise vacated or they are removed by ordinary resolution.	☐	☐	☐

	As an ordinary resolution, to appoint Bin Dong as a director of the Company to serve on the Board until their office is otherwise vacated or they are removed by ordinary resolution.	☐	☐	☐

2.	As ordinary resolutions, to re-appoint Wei, Wei & Co., LLP (“Wei Wei”), as the independent registered public accounting firm of the Company for the fiscal year ended September 30, 2026; to ratify the appointment of Wei Wei as the independent registered public accounting firm of the Company for the fiscal year ended September 30, 2025; and to authorize the board of directors of the Company (the “Board of Directors”) to determine their compensation.	☐	☐	☐

3.	As special resolutions, to approve the adoption of the Second Amended and Restated Memorandum and Articles of Association of the Company to correct a technical error in the Company’s authorized share capital by increasing the authorized share capital from US$50,000 divided into 50,000,000 shares of a par value of US$0.001 each to US$500,000 divided into 500,000,000 shares of a par value of US$0.001 each, while maintaining the par value of each share at US$0.001 and without any change to the Company’s issued share capital or the rights attaching to any class of shares, and to authorize any director or officer of the Company to take all actions and execute all documents necessary or desirable to give effect thereto.	☐	☐	☐

4.	As an ordinary resolution, to approve to direct the chairman of the general meeting to adjourn the general meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the meeting, there are not sufficient votes to approve the Proposals 1 - 3.	☐	☐	☐

[1]	Please insert the number of Class A ordinary shares and/or Class B ordinary shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s). If no direction is made, this proxy will be voted FOR the proposals described above.

[2]	If any proxy other than the Chairperson of the Annual General Meeting is preferred, strike out the words “the Chairperson of the Annual General Meeting or” and insert the name and address of the proxy desired in the space provided. A shareholder may appoint one or more proxies to attend and vote in his stead. Any alteration made to this form of proxy must be initialed by the person(s) who sign(s) it.

[3]	IMPORTANT: If you wish to vote for a particular resolution, tick the appropriate box marked “FOR”. If you wish to vote against a particular resolution, tick the appropriate box marked “AGAINST”. If you wish to abstain from voting on a particular resolution, tick the appropriate box marked “ABSTAIN”.

Dated _______________, 2026

Signature(s)4_______________

Signature of Joint Shareholder (if any)4 _______________

IMPORTANT: In order to be valid, your valid voting instructions and this proxy must be received not less than 48 hours before the time fixed for holding the Annual General Meeting or any adjournment thereof, together with the power of attorney or other authority (if any) under which it is signed or a certified copy thereof.

TO VOTE ONLINE: Go to <www.Transhare.com> and click on Vote Your Proxy

Enter Your Control Number:

TO VOTE BY EMAIL: Please email your signed proxy card to Proxy@Transhare.com.

TO VOTE BY FAX: Please fax this proxy card to 1.727.269.5616.

TO VOTE BY MAIL: Please sign, date and mail to:

Proxy Team

Transhare Corporation

17755 US Highway 19 N

Suite 140

Clearwater FL 33764

United States of America

[4]	This form of proxy must be signed by you or your attorney duly authorized in writing or, if the appointor is a corporation, must be either under seal or executed under the hand of an officer or attorney or other person duly authorized to sign the same. If shares are held jointly, both owners must sign. Executors, administrators, trustees, guardians and others signing in a representative capacity should give their full titles.